

07003775

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

BB 3/12

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 24931

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Altegris Investments, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1200 Prospect Street
(No. and Street)

La Jolla	CA	92037
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jon C. Sundt **(858) 459-7040**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S Quebec St, Suite 200	Greenwood Village	CO	80111
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 13 2007
THOMSON FINANCIAL



SEC MAIL PROCESSING SECTION
RECEIVED
FEB 27 2007
WASH, D.C.
156

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/13

OATH OR AFFIRMATION

I, **Jon Sundt**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Altegris Investments, Inc.**, as of **December 31**, 20**06**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President
Title



Notary Public


GAIL RICH
Commission # 1509879
Notary Public - California
San Diego County
My Comm. Expires Aug 26, 2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital(including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable.)
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALTEGRIS INVESTMENTS, INC.

TABLE OF CONTENTS



SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Altegris Investments, Inc.

We have audited the accompanying statement of financial condition of Altegris Investments, Inc. as of December 31, 2006, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Altegris Investments, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer Jeffries LLP

Greenwood Village, Colorado
January 25, 2007

ALTEGRIS INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash	$	347,600
Commissions receivable		1,549,870
Furniture, equipment, and leasehold improvements, at cost, net of accumulated depreciation and amortization of $165,536		633,349
Note Receivable (Note 3)		45,000
Prepaid expenses		47,647
Other assets		94,538
	$	**2,718,004**

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	211,927
Commissions payable		629,257
Total liabilities		841,184
COMMITEMENTS (Note 4)		
SHAREHOLDER'S EQUITY (Note 2):		
Common stock, no par value, authorized 1,000 shares, 270 shares issued and outstanding		451,195
Retained earnings		1,425,625
Total shareholder's equity		1,876,820
	$	**2,718,004**

The accompanying notes are an integral part of this statement.

ALTEGRIS INVESTMENTS, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2006

REVENUE:		
Commissions	$	18,629,659
Interest income		2,339,888
Total revenue		20,969,547
EXPENSES:		
Commissions		5,022,827
Salaries, benefits and payroll taxes		5,491,776
Clearing and contract charges		7,221,472
General and administrative		883,141
Professional fees		450,392
Occupancy and equipment		335,763
Insurance		168,356
Communications and related expenses		161,336
Travel and entertainment		172,634
Dues and registrations		93,508
Depreciation and amortization		106,933
Total expenses		20,108,138
NET INCOME	**$**	**861,409**

The accompanying notes are an integral part of this statement.

ALTEGRIS INVESTMENTS, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2006

	Common Stock	Retained Earnings
BALANCES, December 31, 2005	$ 451,195	$ 1,093,716
Distributions	-	(529,500)
Net income	-	861,409
BALANCES, December 31, 2006	**$ 451,195**	**$ 1,425,625**

The accompanying notes are an integral part of this statement.

ALTEGRIS INVESTMENTS, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 861,409
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	147,877
Decrease in commissions receivable	78,569
Increase in prepaid expenses	(47,647)
Decrease in other assets	49,618
Increase in accounts payable and accrued expenses	97,129
Decrease in commissions payable	(27,033)
Net cash provided by operating activities	1,159,922
CASH FLOWS FROM INVESTING ACTIVITIES:	
Increase in note receivable	(45,000)
Purchase of office equipment and software	(352,872)
Net cash used in investing activities	(397,872)
CASH FLOWS USED IN FINANCING ACTIVITIES:	
Distributions to parent	(529,500)
NET INCREASE IN CASH	232,550
CASH, at beginning of year	115,050
CASH, at end of year	**$ 347,600**

The accompanying notes are an integral part of this statement.

ALTEGRIS INVESTMENTS, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Altegris Investments, Inc., (the "Company") was incorporated on June 19, 1975. The Company is a wholly-owned subsidiary of Altegris Portfolio Management, Inc. It is registered with the Securities and Exchange Commission as a broker dealer and with the Commodity Futures Trading Commission ("CFTC") as an independent introducing broker. The Company's primary activity is marketing hedge and commodity funds and introducing commodity brokerage accounts directed by third party managers to various futures commission merchants ("FCMs").

The Company, under rule 15c3-3(k)(2)(i), is exempt from the reserve and possession or control requirements of rule 15c3-3 of the Securities and Exchange Commission.

Revenue Recognition and Securities Transactions

The Company has entered into additional selling agent agreements with various funds. In addition to front-end sales commissions paid by the fund, the fund's sponsors pay the Company a portion of the fees paid by the fund allocable to interests sold by the Company. With respect to commodity brokerage accounts introduced to FCMs to which it introduces accounts, such firms pay the Company a portion of the commodity brokerage commissions paid by those accounts as is more fully described below.

Income Taxes

The Company made an election to be taxed as an S-Corporation under the Internal Revenue Code. Accordingly, there is no provision for income taxes included in the accompanying financial statements. All income and expenses are reported by the Company's shareholder on its tax returns.

Depreciation

The Company provides for depreciation of furniture and equipment on a straight-line basis using estimated useful lives of three to seven years. Leasehold improvements are amortized over the lessor of the economic useful life of the improvement or the term of the lease.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL AND MINIMUM CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. In addition, as an independent introducing broker, the Company is subject to minimum capital requirements of $45,000 adopted and administered by the CFTC. At December 31, 2006, the Company had net capital and net capital requirements of $458,730 and $56,079, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 1.83 to 1. According to rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - NOTE RECEIVABLE

The Company issued a promissory note to an employee in the amount of $45,000 in connection with long-term employment with the Company. Under the terms of the agreement, the note is non-interest bearing and is payable on November 1, 2007. If for any reason, the employee is terminated by the Company or leaves at his own will, the note is immediately due with interest calculated at the current prime rate.

NOTE 4 - COMMITMENTS

The Company leases office space from an unrelated third party under a noncancellable operating lease. At December 31, 2006, aggregate minimum future rental commitments under this lease with remaining term in excess of one year are as follows:

December 31,	Amount
2007	$ 308,972
2008	318,286
2009	327,598
2010	336,915
2011	346,230
Thereafter	676,933
Total	$ 2,314,934

To[illegible]al expense of $335,763 including the lease referred to above, was charged to operations during the year ended December 31, 2006.

NOTE 5 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND UNCERTAINTIES

The Company's financial instruments, including cash, receivables and payables, are carried at amounts that approximate fair value due to the short-term nature of those instruments.

The Company introduces client commodity accounts to various FCMs, all of which are traded by third party commodity trading advisors. The Company does not take discretionary control over any account. The FCMs to which the Company introduces accounts pay the Company a portion of the commodity brokerage commission paid by the account and a portion of the interest income earned on the account assets. The Company may receive from the commodity trading advisor a portion of the fees paid by the account. In the event a customer fails to satisfy its obligations, the Company may be liable to the carrying FCM for all or a portion of the obligation.

The Company has cash in banks in excess of the FDIC insurance coverage of $100,000. At December 31, 2006, the Company had $151,209 in excess of this requirement which is subject to loss should the bank cease operations.

SUPPLEMENTARY INFORMATION

ALTEGRIS INVESTMENTS, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2006

CREDIT:		
Shareholder's equity	$	1,876,820
DEBITS:		
Nonallowable assets		
Commissions receivable		597,556
Office equipment and software, net		633,349
Note receivable		45,000
Prepaid expenses		47,647
Other assets		94,538
Total debits		1,418,090
NET CAPITAL		458,730
Minimum requirements of 6-2/3% of aggregate indebtedness of $841,184 or $45,000, whichever is greater		56,079
Excess net capital	**$**	**402,651**
AGGREGATE INDEBTEDNESS:		
Accounts payable and accrued expenses	$	211,927
Commissions payable		629,257
Total aggregate indebtedness	**$**	**841,184**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**1.83 to 1**

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with the unaudited Form X-17A-5 as of December 31, 2006.



SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors of
Altegris Investments, Inc.

In planning and performing our audit of the financial statements and supplementary information of Altegris Investments, Inc. for the year ended December 31, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Altegris Investments, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and (ii) for safeguarding the occasional receipt of securities and cash until promptly transmitted to the Company's clearing brokers. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of Altegris Investments, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

In addition, our review indicated that Altegris Investments, Inc. was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(i) as of December 31, 2006, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Spicer Jeffries LLP

Greenwood Village, Colorado
January 25, 2007

END